Exibit 99.1

Mountain Province Diamonds Announces Completion of Kennady North and Gahcho Kué Airborne Gravity Survey

Tuzo Deep Drill Program Expanded

Shares Issued and Outstanding: 80,345,558
TSX: MPV
NYSE- AMEX: MDM

TORONTO AND NEW YORK, Oct. 24, 2011 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX: MPV, NYSE-AMEX: MDM) today announced the successful completion of the airborne gravity survey over both the 49 percent controlled Gahcho Kué Joint Venture Project and the 100 percent controlled Kennady North Diamond Project.

The 3,991 line-kilometre survey was conducted by Fugro Airborne Surveys Corp.  A total of 1,198 line-kilometres were flown over the Gahcho Kué Project and 2,793 line-kilometres were flown over the Kennady North Project.

Patrick Evans, President and CEO of Mountain Province, commented: "The Fugro airborne gravity survey is the first property-wide airborne gravity survey to be conducted at Kennady Lake since the start of exploration, approximately 17 years ago. We are hopeful that additional kimberlites will be identified at both the Gahcho Kué Project and the Kennady North Diamond Project. Preliminary results from the airborne gravity survey are expected before the end of November, 2011".

Mountain Province also announced that the Gahcho Kué JV with De Beers Canada Inc. ("De Beers") has decided to expand the previously announced five-hole Tuzo Deep drill program to six holes. Expanding the Tuzo Deep drill program to six holes improves the probability that an inferred mineral resource will be established below 350 metres, which is the current limit of the Tuzo mineral resource. As a result of the expansion of the Tuzo Deep drill program, the six-hole program is now expected to be completed by February 2012.

The first of the six planned Tuzo Deep drill holes has been completed, having intersected over 200 metres of kimberlite. This hole was drilled at an angle from land to the south of the Tuzo kimberlite. The hole is currently being surveyed to establish the precise kimberlite pierce points. The second rig is now on site to the north of the Tuzo kimberlite. Drilling of the second and third Tuzo Deep holes is expected to commence shortly.

Mountain Province is a 49% participant with De Beers Canada in the Gahcho Kué JV located at Kennady Lake in Canada's Northwest Territories. The Gahcho Kué Project consists of a cluster of four diamondiferous kimberlites, three of which have a probable mineral reserve of 31.3 million tonnes grading 1.57 carats per tonne for total diamond content of 49 million carats.

Gahcho Kué is the world's largest and highest grade diamond development project. A December 1, 2010 feasibility study filed by Mountain Province (available on SEDAR) indicates that the Gahcho Kué project has an IRR of 33.9% (after taxes and royalties, unleveraged).

Mountain Province also controls 100% of the Kennady North Diamond Project adjacent to the De Beers JV property. Kennady North hosts three known diamondiferous kimberlites and a number of unexplained kimberlite mineral indicators.

Mountain Province Diamonds is included in the S&P/TSX Global Mining Index.

Qualified Person

This news release has been prepared under the supervision of Carl G. Verley, P.Geo., who serves as the qualified person under National Instrument 43-101.

Forward-Looking Statements

This news release may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation Reform Act of 1995, regarding the Company's business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside the control of the Company.

%CIK: 0001004530

For further information:

Patrick Evans, President and CEO
Tel: 416-670-5114
401 Bay Street, Suite 2700
Toronto, Ontario M5H 2Y4
www.mountainprovince.com
E-mail: info@mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 08:56e 24-OCT-11